Exhibit (a)(1)(Q)

[FORM OF CONFIRMATION OF PARTICIPATION IN OPTION EXCHANGE OFFER]

Confirmation of Participation in Option Exchange Offer

Our exchange offer expired at 9:00 p.m., Pacific Time, on September 15, 2006. This message confirms that on September 18, 2006 we accepted for exchange and canceled the eligible option grant(s) you tendered for exchange with your Election Form. Upon the terms and conditions described in the Offer to Exchange and your Election Form, on September 18, 2006 we granted to you in replacement of your canceled option grant(s) shares of restricted stock if you are subject to income taxation in Canada or the United States, or, if you are not subject to income taxation in Canada or the United States, restricted stock units. Shortly, you will receive an award agreement for each such grant (in the form previously provided to you, but with the blanks filled in), which you will be required to accept and submit to EA in accordance with instructions that will be provided.

If you have any questions, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to StockAdministration@EA.com.

Thank you,